Exhibit (e)(15)

AGREEMENT

THIS AGREEMENT, entered into as of February 27, 2007, by and between New Plan Excel Realty Trust, Inc., a Maryland corporation (the “Company”) and Glenn Rufrano (the “Executive”),

W I T N E S S E T H:

WHEREAS, the Company and the Executive have previously entered into that certain Employment Agreement dated March 15, 2005 (the “Employment Agreement”);

WHEREAS, the Company and the Executive now desire to make certain amendments to the Employment Agreement to be effective in the event of consummation of the Offer described in the Agreement and Plan of Merger, dated as of February 27, 2007, by and among the Company, Excel Realty Partners, L.P., Super IntermediateCo LLC, Super MergerSub, Inc., and Super DownREIT MergerSub LLC;

NOW, THEREFORE, it is agreed as follows:

1.             Section 6(d) of the Employment Agreement is hereby amended by adding the following new paragraph (5) to the definition of Change in Control of the Company:

“(5)         notwithstanding paragraphs (1) through (4) above, the Effective Time of the Merger (as such terms are defined in the Agreement and Plan of Merger, dated as of February 27, 2007, by and among the Company, Excel Realty Partners, L.P., Super IntermediateCo LLC, Super MergerSub, Inc., and Super DownREIT MergerSub LLC (the “Merger Agreement”)), and in no case shall a Change in Control be treated as occurring as of the closing date of the Offer (as defined in the Merger Agreement) or at any time prior to the Effective Time of the Merger.

Notwithstanding anything to the contrary below or otherwise in this Agreement, (i) a cure period shall not be required to give effect to the Executive’s Good Reason resignation on account of a transaction described in paragraph (5) of the definition of Change in Control (above), (ii) the Executive shall not be deemed to have waived his right to terminate his employment for Good Reason by not providing notice of an intent to terminate employment as of the closing date of the Offer or at any time prior to the Effective Time of the Merger, and (iii) the Executive may terminate his employment for Good Reason by providing written notice thereof on the Effective Time of the Merger or within the thirty (30) day period immediately following the Effective Time of the Merger.”

2.             The Employment Agreement is hereby amended by adding the following new Section to the end of the Employment Agreement:

“Anything in this Agreement to the contrary notwithstanding, if (A) on the date of termination of Executive’s employment with the Company or a subsidiary, any of the Company’s stock is publicly traded on an established securities market or otherwise (within the meaning of Section 409A(a)(2)(B)(i) of the Code) and (B) as a result of such termination, the Executive would receive any payment that, absent the application of this Section, would be subject to interest and additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(2)(B)(i) of the Code, then no such payment shall be payable prior to the date that is the earliest of (1) 6 months after the Executive’s termination date, (2) the Executive’s death or (3) such other date as will cause such payment not to be subject to such interest and additional tax.”

3.             Except as expressly provided above, the Employment Agreement will remain in effect in accordance with its original terms, and this amendment shall under no circumstances be considered consent by the Executive to the Good Reason event set forth herein.

4.             This amendment to the Employment Agreement shall be null and void in the event the Merger contemplated by the Merger Agreement does not occur.

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IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by its officer duly authorized to act on behalf of the Company, and the Executive has personally executed this Agreement.

NEW PLAN EXCEL REALTY TRUST, INC.

By:	/s/ Steven Siegel
Name: Steven Siegel
Title: EVP

Company’s Address:

420 Lexington Avenue
New York, NY 10170

EXECUTIVE

By:	/s/ Glenn Rufrano